FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2011

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

For Immediate Release

BUENAVENTURA’S BOARD OF DIRECTORS APPROVE CONGA PROJECT
IN PERU; PRODUCTION EXPECTED TO COMMENCE IN LATE 2014-EARLY 2015

Lima, Peru, July 27, 2011 - Compañía de Minas Buenaventura S.A.A. (“Buenaventura”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company announced that the Company’s Board of Directors approved full funding for the Conga Project in Peru.

The Conga Project represents 5.2 million and 1.4 million ounces of gold in Reserves and Non-Reserve Mineralization (“NRM”) attributable to Buenaventura, respectively, as well as 1.4 billion and 0.4 billion pounds of copper in Reserves and NRM attributable to Buenaventura, respectively. The Project has the potential to add gold and copper reserves with further exploration.

Conga’s initial production is expected in late 2014 to early 2015, with an approximate 6-month ramp-up period to achieve commercial production for the first five years of 580,000 to 680,000 ounces of gold and 155 to 235 million pounds of copper (255,000 to 300,000 ounces of gold and 70 million to 100 million pounds of copper, attributable to Buenaventura). The expected life of mine for the Project is approximately 19 years.

The Conga Project’s estimated capital cost is $4.0 to $4.8 billion ($1.7 to $2.0 billion in capital expenditures attributable to Buenaventura).

The Project’s estimated average costs applicable to sales for the first five years are $400 to $450 per ounce of gold and $1.25 and $1.75 per pound of copper, or estimated negative costs applicable to sales on a by-product basis.

Mr. Roque Benavides, Buenaventura’s Chairman and Chief Executive Office stated, “This is a very important decision in the history of Buenaventura, demonstrating the Company’s commitment to continue investing in Peru. Furthermore, the Conga Project will be an opportunity for technological advancement in mining activity in Perú.”

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly-traded precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa, Uchucchacua, Antapite, Julcani, Recuperada and Caraveli), has controlling interest in two mining companies (CEDIMIN and El Brocal), as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation), an important precious metal producer, and 19.22% in Sociedad Minera Cerro Verde, an important Peruvian copper producer.

To request a printed version of the Company’s 2010 annual report on Form 20-F, contact the persons indicated above.

Cautionary Statement
This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the safe harbor created by such sections. Such forward-looking statements include, without limitation, statements regarding future mining or permitting activities. Where Buenaventura expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such risks include those concerning the Company’s, Yanacocha’s and Cerro Verde´s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economical, legal and social developments. For a more detailed discussion of such risks and other factors, see the company’s 2006 Annual Report on Form 20-F, which is on file with the Securities and Exchange Commission, as well as the company’s other SEC filings. Buenaventura does not undertake any obligation to release publicly revisions to any “forward-looking statement,” to reflect events or circumstances after the date of this news release, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: July 27, 2011